FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



June 15, 2010


--------------------------------------------------------------------------------

       Notification with Respect to Issuance of Unsecured Straight Bonds
       -----------------------------------------------------------------

Tokyo - June 15, 2010 - Ricoh Company, Ltd. (TSE: 7752, "RICOH") (President &
CEO: Shiro Kondo) has determined the conditions for the issuance of its 9th and 10th Series of Unsecured Straight Bonds (with limited inter-bond pari passu clause) as outlined below.

                                    Details

1. 9TH SERIES OF RICOH COMPANY, LTD. UNSECURED STRAIGHT BONDS;

   (1) Issue amount: 40 billion yen in total

   (2) Denomination: 100 million yen

   (3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. shall apply to each Bond.

   (4) Interest rate: 0.567% per annum

   (5) Issue price: 100.00 percent

   (6) Redemption price: 100.00 percent

   (7) Maturity: 5 years

       i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on June 22, 2015.

      ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.

   (8) Interest payment dates: June 22 and December 22 of each year (Initial interest payment date: December 22, 2010).

   (9) Offering period: Tuesday, June 15, 2010

  (10) Payment date: Tuesday, June 22, 2010

  (11) Method of offering: Public offering

  (12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Ricoh Company, Ltd.

  (13) Negative pledge: Applicable

  (14) Underwriters: Underwriting syndicate with Nomura Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Mizuho Securities Co., Ltd. as the joint lead managers.

  (15) Fiscal agent and Issuing and Paying agent: The Bank of Tokyo - Mitsubishi UFJ, Ltd.

  (16) Book-entry transfer institution: Japan Securities Depository Center, Inc.

  (17) Rating: "AA" from Rating and Investment Information, Inc.

2. 10TH SERIES OF RICOH COMPANY, LTD. UNSECURED STRAIGHT BONDS;

   (1) Issue amount: 20 billion yen in total

   (2) Denomination: 100 million yen

   (3) Application of the Law Concerning Book-Entry Transfer of Corporate Bonds,

       Stocks, etc.: The provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, Stocks, etc. shall apply to each Bond.

   (4) Interest rate: 0.877% per annum

   (5) Issue price: 100.00 percent

   (6) Redemption price: 100.00 percent

   (7) Maturity: 7 years

       i. Maturity date: The principal of the Bonds shall be redeemed in a lump sum on June 22, 2017.

      ii. Purchase or cancel: The issuer may at any time purchase or cancel the Bonds from but excluding the payment date.

   (8) Interest payment dates: June 22 and December 22 of each year (Initial interest payment date: December 22, 2010).

   (9) Offering period: Tuesday, June 15, 2010

  (10) Payment date: Tuesday, June 22, 2010

  (11) Method of offering: Public offering

  (12) Status of the Bonds: The Bonds constitute senior unsecured obligation of Ricoh Company, Ltd.

  (13) Negative pledge: Applicable

  (14) Underwriters: Under writing syndicate with Nomura Securities Co., Ltd., Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and Daiwa Securities Capital Markets Co., Ltd. as the joint lead managers.

  (15) Fiscal agent and Issuing and Paying agent: Mizuho Corporate Bank, Ltd.

  (16) Book-entry transfer institution: Japan Securities Depository Center, Inc.

  (17) Rating: "AA" from Rating and Investment Information, Inc.

                                                                  June 15, 2010
                                                            Ricoh Company, Ltd.

                                      2